ITEM 77C – MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

Tri-Continental Corporation

Results of Meeting of Stockholders

The 87th Annual Meeting of Stockholders of Tri-Continental Corporation (the Fund) was held on April 19, 2017. Stockholders voted in favor of two Board proposals. The description of each proposal and number of shares voted are as follows:

Proposal 1:

To elect three directors to the Fund’s Board of Directors to hold office until the 2020 Annual Meeting of Stockholders and until their successors are elected and qualify:

Director	For	Withheld
Patricia M. Flynn	36,170,197	5,664,839
Catherine James Paglia	36,182,101	5,652,936
Williams A. Hawkins*	36,100,627	5,734,409

*	It is anticipated that Mr. Hawkins, pursuant to the Board’s current retirement policy, will retire at the end of 2017.

Proposal 2:

To ratify the selection of PricewaterhouseCoopers LLP as the Fund’s independent registered public accounting firm for 2017:

For	Against	Abstain
38,076,460	3,284,788	473,781